Filed by Equitex, Inc. Pursuant to Rule 425 under the Securities Act of 1933

                                    Subject Company:  iGames Entertainment, Inc.
                                                  Commission File No.: 000-49723

                                                                            NEWS
                                                           FOR IMMEDIATE RELEASE
September 18, 2003


FOR FURTHER INFORMATION CONTACT:
Thomas B. Olson
(303) 796-8940



     EQUITEX ANNOUNCES OFFER FOR ACQUISITION OF ITS CHEX SERVICES SUBSIDIARY

Englewood, Colorado & Palm Beach Gardens, Florida - Equitex, Inc. (NASDAQ: EQTX) announced today that it received an unsolicited and competing offer for the acquisition of its wholly-owned subsidiary, Chex Services, Inc. ("Chex"), from iGames Entertainment, Inc. of Las Vegas, Nevada ("iGames") (OTC/BB: IGMS) and Money Centers of America. The board of directors of Equitex has accepted the terms of the offer and is retaining a financial advisor to review, evaluate and report back to the board, at which time, the Equitex board of directors will make its final determination.

Equitex, Inc. is a holding company operating through its wholly owned subsidiary Chex Services of Minnetonka, Minnesota, as well as its majority owned subsidiary Denaris Corporation. Chex Services provides comprehensive cash access services to casinos and other gaming facilities. Denaris was formed to provide stored value card services.
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The statements included in this press release concerning predictions of economic performance and management's plans and objectives constitute forward- looking statements made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. These statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors which could cause or contribute to such differences include, but are not limited to, factors detailed in Equitex's Securities and Exchange Commission filings; completion of due diligence, shareholder approval, regulatory approvals and certain other pre-closing conditions for all incomplete merger or acquisition transactions including the Chex Services/Cash Systems or iGames transactions; economic downturns affecting the operations of Equitex, its subsidiaries or companies proposed for merger or acquisition; the termination of previously announced acquisitions; delays or the inability to obtain regulatory approvals for previously announced acquisitions; the inability to initiate or complete any contemplated restructuring, offering, acquisition, disposition or other transaction; adverse financial performance by Equitex or any of its subsidiaries; failure to obtain or maintain regulatory approval for products and services offered by Equitex or its subsidiaries; the inability to collect amounts due to Equitex from the FDIC or Net First National Bank; adverse equity market conditions and declines in the value of Equitex common stock; and the unavailability of financing to complete management's plans and objectives. The forward-looking statements contained in this press release speak only as of the date hereof and Equitex disclaims any intent or obligation to update these forward-looking statements.
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